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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)


                           Ophthalmic Imaging Systems
            --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                     683737
                               ------------------
                                 (CUSIP Number)

        Medivision Medical Imaging Ltd.         Henry I. Rothman, Esq.
        P.O. Box 45, Industrial Park            Troutman Sanders LLP
        Yokneam Elit                            The Chrysler Building
        20692 Israel                            405 Lexington Avenue
        Attn: Noam Allon                        New York, New York 10174
        972-4-9894884

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 20, 2005
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683737                        13D                    Page 2 of 4 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Medivision Medical Imaging Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        BK
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Israel
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             10,730,851

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           -0-
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        10,730,851
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      -0-


--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        10,730,851
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        69.96%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 683737                        13D                    Page 3 of 4 Pages

--------------------------------------------------------------------------------

AMENDMENT NO. 5 TO SCHEDULE 13D

         This filing constitutes Amendment No. 5 to the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of MediVision Medical Imaging Ltd. ("MediVision") with respect to the shares of common stock no par value (the "Shares") of Ophthalmic Imaging Systems ("OIS").

         Except as to Item 5, Item 6 and Item 7, no change has occurred with respect to the answer to any items of this Schedule 13D from information last reported in respect of such item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On September 20, 2005, MediVision sold 400,000 Shares at a price per share of $1.20 to Meadowbrook Opportunity Fund LLC ("Meadowbrook") pursuant to a Common Stock Purchase Agreement entered into between MediVision and Meadowbrook. Prior to such sale, MediVision owned 11,130,851 Shares. Presently, MediVision owns 10,730,851 Shares or 71.2% of the issued and outstanding Shares.

         In Item 5 of the previously filed Amendment No. 3 to the Schedule 13D, dated June 4, 2004, the number of Shares that MediVision owned was incorrectly listed as 11,630,151. The number of Shares actually owned by MediVision at the time of the filing of Amendment No. 3 was 11,630,851.

         In Item 5 of the previously filed Amendment No. 4 to the Schedule 13D dated June 24, 2004, the number of Shares that MediVision owned was incorrectly listed as 11,130,151. The number of Shares actually owned by MediVision at the time of the filing of such Amendment was 11,130,851.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         MediVision and Meadowbrook entered into a Common Stock Purchase Agreement dated as of September 16, 2005 (the "Agreement") pursuant to which MediVision sold to Meadowbrook 400,000 Shares at a price per share $1.20. Under the terms of the Agreement, MediVision is required to register the Shares for resale by Meadowbrook on a Form SB-2 registration statement to be filed no later than October 10, 2005. If such registration statement is not effective by November 15, 2005, Meadowbrook shall have the right to purchase 100,000 additional Shares at a price per share of $1.20.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1- Form of the Common Stock Purchase Agreement dated as of September 16, 2005 between MediVision and Meadowbrook.

CUSIP No. 683737                        13D                    Page 4 of 4 Pages

--------------------------------------------------------------------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Dated: September 22, 2005

                                        MEDIVISION MEDICAL IMAGING LTD.


                                        By: /s/ Noam Allon
                                           -------------------------------------
                                           Name:  Noam Allon
                                           Title: President and CEO